Exhibit 99.1

Zhihu Inc. Appoints New Chief Technology Officer

BEIJING, June 5, 2024—Zhihu Inc. (NYSE: ZH; HKEX: 2390) (“Zhihu” or the “Company”), a leading online content community in China, today announced the appointment of Mr. Bin Sun as the Company’s chief technology officer, effective immediately. Mr. Dahai Li resigned as the Company’s chief technology officer due to his commitment of serving full-time as the chief executive officer of Modelbest, a technology start-up company dedicated to AI and large language models. Mr. Li will remain as a director of Zhihu.

“Words cannot fully express our appreciation for Dahai’s tremendous contributions to Zhihu’s technological development,” said Mr. Yuan Zhou, chairman of the board and chief executive officer of Zhihu. “I’m excited about Dahai’s new voyage with Modelbest, one of Zhihu’s partners in AI technology, and I wish him much success in this new endeavor. Meanwhile, I am pleased to welcome Mr. Bin Sun onboard with his strong technical background and extensive industry experience.”

Mr. Bin Sun commented, “I’m thrilled to join Zhihu as the chief technology officer at this pivotal moment in the era of generative AI. As technological innovations revolutionize the entire content industry, I look forward to driving progress and pioneering technological breakthroughs at Zhihu.”

Mr. Sun is a seasoned technology leader with extensive experience in leading technology teams and developing technology strategies. Prior to joining the Company, Mr. Sun served as the Vice President of iQIYI, Inc., where he spearheaded intelligent digital production, big data, and business intelligence initiatives. Prior to that, Mr. Sun served as the Deputy General Manager of Perfect World’s education business from 2015 to 2017. Before that, Mr. Sun served in various positions related to product and engineering at technology companies such as Microsoft and Yahoo from 2006 to 2015. Mr. Sun holds a Bachelor's and a Master's degree in Computer Science from Harbin Institute of Technology.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

2